Exhibit (a)(2)(xxiii)

Press Release

Your Contact: Tony Roddam Aventis Global Media Relations Tel.: +33 3 88 99 11 38 Tony.Roddam@Aventis.com	Nathalie Jecker Aventis Global Media Relations Tel.: +33 3 88 99 11 16 Nathalie.Jecker@Aventis.com

Aventis Files Legal Action in U.S. Against Sanofi-Synthélabo

Strasbourg, France, April 20, 2004—Aventis announced today that it has filed legal action against Sanofi-Synthélabo's unsolicited tender in the United States District Court for the District of New Jersey.

The complaint for declaratory and injunctive relief concerns the tender offer disclosure documents that Sanofi has published in the United States as part of its hostile bid to gain control of Aventis.

The action states that Sanofi's public filings and public statements made in connection with its proposed tender offer contain significant omissions and misrepresentations.

Aventis in lodging this complaint seeks to ensure that Aventis shareholders are provided with full and fair disclosure regarding the unsolicited tender offer and that Sanofi fully complies with the U.S. federal securities laws.

In order to protect Aventis shareholders, the complaint seeks to enjoin Sanofi from soliciting the tender of Aventis securities until such time as the court determines that Sanofi's offer documentation fully complies with U.S. law.

    Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
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Aventis' U.S. shareholders collectively own, either directly or through American Depository shares, nearly 190 million Aventis shares—about 25% of all outstanding Aventis shares.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.